Exhibit 99.1

NLS Pharmaceutics and Kadimastem Announce Completion of Material Conditions Precedent for Merger Transaction and Delisting Date of Kadimastem’s Shares

Zurich, Switzerland and Ness Ziona, Israel – October 28, 2025 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”) and Kadimastem Ltd. (TASE: KDST) (“Kadimastem”) today announced that, following the receipt of Nasdaq’s approval for the listing of the Company’s common shares and the trading of the Company on the Nasdaq Capital Market after completion of the merger between the Company, NLS Pharmaceutics (Israel) Ltd., and Kadimastem (the “Merger”), for the combined company’s shares, all material conditions precedent to the completion of the Merger have been fulfilled or waived by the parties. The closing of the Merger has been set for October 30, 2025 (the “Closing Date”).

Accordingly, trading in Kadimastem’s ordinary shares on the Tel Aviv Stock Exchange (“TASE”) will be suspended until Kadimastem’s shares are delisted from trading on TASE upon completion of the merger. The final delisting of Kadimastem’s shares from the TASE will take place on October 31, 2025.

The final exchange ratio is 7.06 NLS common shares for each Kadimastem ordinary share. Following the implementation of the reverse share split of NLS’s common shares on a 1:10 basis, the final ratio will be 0.706 NLS common shares per Kadimastem ordinary share.1

The combined company, to be called NewCelX Ltd., will be listed on the Nasdaq Capital Market under the ticker symbol “NCEL”, beginning October 31, 2025.

The NewCelX common shares (formerly NLS common shares) are expected to be deposited into Kadimastem shareholders’ accounts at the end of the trading day on Monday, November 3, 2025, or soon thereafter. The shares are expected to be available for trading beginning Tuesday, November 4, 2025,2 or soon thereafter.

About NLS Pharmaceutics

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a Swiss-based biopharmaceutical company focused on the development of innovative therapies for central nervous system disorders and related indications. For more information, visit www.nlspharma.com.

About Kadimastem

Kadimastem Ltd. (TASE: KDST) is a clinical-stage cell therapy company developing allogeneic, “off-the-shelf” cell products for neurodegenerative diseases and diabetes. For more information, visit www.kadimastem.com.

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[1]	The ratio is subject to immaterial adjustments resulting from conversion of loans and options exercises in connection with the closing of the Merger.
[2]	There may be delays in depositing the shares in the shareholders’ account that are outside of the Company’s control, the Company shall provide updates on any such delays.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the expected closing date of the Merger, the expected start of trading date for NewCelX common shares on Nasdaq, the expected timeline for delisting of Kadimastem’s ordinary shares from the TASE, and the expected delivery date of the NLS common shares to Kadimastem shareholders. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the remaining closing conditions related to the merger agreement; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the completion of the proposed merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either or both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s proxy statement/prospectus, filed with the SEC on September 10, 2025.

Investor & Media Contacts

NLS Contacts:

InvestorRelations@nls-pharma.com
www.nlspharma.com

Kadimastem Contacts:

Sarah Bazak, Investors relations
s.bazak@kadimastem.com